UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Core-Mark Holding Company, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

218681104 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

CUSIP No. 218681104	13G	Page 2 of 16 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Asset Partners, L.P. EIN No.: 04-3395139
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

10,189 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

10,189 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,189 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1%

12.	TYPE OF REPORTING PERSON

PN

Page 2 of 16 Pages

CUSIP No. 218681104	13G	Page 3 of 16 Pages

13.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Partners II, L.P EIN No.: 04-3490549
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
15.	SEC USE ONLY

16.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17. SOLE VOTING POWER

22,337 Shares
18. SHARED VOTING POWER

0
19. SOLE DISPOSITIVE POWER

22,337 Shares
20. SHARED DISPOSITIVE POWER

0

21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,337 Shares
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1%

24.	TYPE OF REPORTING PERSON

PN

Page 3 of 16 Pages

CUSIP No. 218681104	13G	Page 4 of 16 Pages

25.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty High Yield Partners III, L.P. EIN No.: 04-3554845
26.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
27.	SEC USE ONLY

28.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	29. SOLE VOTING POWER

27,822 Shares
30. SHARED VOTING POWER

0
31. SOLE DISPOSITIVE POWER

27,822 Shares
32. SHARED DISPOSITIVE POWER

0

33.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

27,822 Shares
34.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

35.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1%

36.	TYPE OF REPORTING PERSON

PN

Page 4 of 16 Pages

CUSIP No. 218681104	13G	Page 5 of 16 Pages

37.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Sankaty Credit Opportunities, L.P. EIN No.: 51-0422167
38.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
39.	SEC USE ONLY

40.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	41. SOLE VOTING POWER

54,539 Shares
42. SHARED VOTING POWER

0
43. SOLE DISPOSITIVE POWER

54,539 Shares
44. SHARED DISPOSITIVE POWER

0

45.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

54,539 Shares
46.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

47.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1%

48.	TYPE OF REPORTING PERSON

PN

Page 5 of 16 Pages

CUSIP No. 218681104	13G	Page 6 of 16 Pages

49.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brant Point CBO 1999-1 Ltd. EIN No.: N/A
50.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
51.	SEC USE ONLY

52.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	53. SOLE VOTING POWER

2,129 Shares
54. SHARED VOTING POWER

0
55. SOLE DISPOSITIVE POWER

2,129 Shares
56. SHARED DISPOSITIVE POWER

0

57.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,129 Shares
58.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

59.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1%

60.	TYPE OF REPORTING PERSON

CO

Page 6 of 16 Pages

CUSIP No. 218681104	13G	Page 7 of 16 Pages

61.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Brant Point II CBO 2000-1 Ltd. EIN No.: N/A
62.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
63.	SEC USE ONLY

64.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	65. SOLE VOTING POWER

Zero Shares
66. SHARED VOTING POWER

0
67. SOLE DISPOSITIVE POWER

Zero Shares
68. SHARED DISPOSITIVE POWER

0

69.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Zero Shares
70.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

71.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

72.	TYPE OF REPORTING PERSON

CO

Page 7 of 16 Pages

CUSIP No. 218681104	13G	Page 8 of 16 Pages

73.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Prospect Harbor Credit Partners, L.P. EIN No.: 20-0606486
74.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
75.	SEC USE ONLY

76.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	77. SOLE VOTING POWER

14,116 Shares
78. SHARED VOTING POWER

0
79. SOLE DISPOSITIVE POWER

14,116 Shares
80. SHARED DISPOSITIVE POWER

0

81.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,116 Shares
82.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

83.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 1%

84.	TYPE OF REPORTING PERSON

PN

Page 8 of 16 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Core-Mark Holding Company, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 395 Oyster Point Boulevard, Suite 415, South San Francisco, CA 94080.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Sankaty High Yield Asset Partners, L.P, a Delaware limited partnership (“Sankaty I”), Sankaty High Yield Partners II, L.P., a Delaware limited partnership (“Sankaty II”), Sankaty High Yield Partners III, L.P., a Delaware limited partnership (“Sankaty III”), Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“SCO”), Brant Point CBO 1999-1 Ltd., a Cayman Islands limited liability company (“BP”), Brant Point II CBO 2000-1 Ltd., a Cayman Islands limited liability company (“BP II”), and Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“PH”).

Sankaty Advisors, LLC (“Sankaty Advisors”), a Delaware limited liability company, is the investment sub-adviser to Sankaty I, and the investment adviser to each of Sankaty II, Sankaty III, SCO, BP, BP II, and PH; provided, however, Sankaty Advisors does not have voting power or investment power with respect to Sankaty I, Sankaty II, Sankaty III, SCO or PH. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors. Sankaty High Yield Asset Investors, LLC (“Sankaty HIYA”), a Delaware limited liability company, is the general partner of Sankaty I. Sankaty Investors, LLC (“Sankaty Investors”), a Delaware limited liability company, is the managing member of Sankaty HIYA. Sankaty High Yield Asset Investors II, LLC (“Sankaty HIYA II”), a Delaware limited liability company, is the general partner of Sankaty II. Sankaty Investors II, LLC (“Sankaty Investors II”), a Delaware limited liability company, is the managing member of Sankaty HIYA II. Sankaty High Yield Asset Investors III, LLC (“Sankaty HIYA III”), a Delaware limited liability company, is the general partner of Sankaty III. Sankaty Investors III, LLC (“Sankaty Investors III”), a Delaware limited liability company, is the member of Sankaty HIYA III. Sankaty Credit Opportunities Investors LLC (“Sankaty Credit Investors”), a Delaware limited liability company, is the general partner of SCO. Sankaty Credit Member, LLC (“Sankaty Credit Member”) is the managing member of Sankaty Credit Investors. Prospect Harbor Investors LLC (“PHI”), a Delaware limited liability company is the general partner of PH. Sankaty Credit Member is the managing member of PHI. Mr. Jonathan S. Lavine is the managing member of each of Sankaty Investors, Sankaty Investors II, Sankaty Investors III and Sankaty Credit Member.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Schedule G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Sankaty I, Sankaty II, Sankaty III, SCO, and PH is 111 Huntington Avenue, Boston, Massachusetts 02199. The principal business address of BP and BP II is P.O. Box 309, Ugland House, South Church Street, Grand Cayman, Cayman Islands.

Item 2	(c).	Citizenship

Page 9 of 16 Pages

Each of Sankaty I, Sankaty II, Sankaty III, SCO, and PH is organized under the laws of the State of Delaware. BP and BP II are organized under the laws of the Cayman Islands. Mr. Jonathan S. Lavine is a citizen of the United States of America.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 218681104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

		☒	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

Item 4	(a).	Amount beneficially owned

As of the close of business on December 31, 2006, Sankaty I owned 10,189 shares of Common Stock of the Company. Sankaty HIYA is the general partner of Sankaty I. Sankaty Investors is the managing member of Sankaty HIYA. Sankaty Advisors is the investment sub-adviser to Sankaty I but it does not have voting power or investment power with respect to the Common Stock of the Company owned by Sankaty I. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors and the manager of Sankaty Advisors.

As of the close of business on December 31, 2006, Sankaty II owned 22,337 shares of Common Stock of the Company. Sankaty HIYA II is the general partner of Sankaty II. Sankaty Investors II is the managing member of Sankaty HIYA II. Sankaty Advisors is the investment adviser to Sankaty II but it does not have voting power or investment power with respect to the Common Stock of the Company owned by Sankaty II. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors II and the manager of Sankaty Advisors.

Page 10 of 16 Pages

As of the close of business on December 31, 2006, Sankaty III owned 27,822 shares of Common Stock of the Company. Sankaty HIYA III is the general partner of Sankaty III. Sankaty Investors III is the managing member of Sankaty HIYA III. Sankaty Advisors is the investment adviser to Sankaty III but it does not have voting power or investment power with respect to the Common Stock of the Company owned by Sankaty III. Mr. Jonathan S. Lavine is the managing member of Sankaty Investors III and the manager of Sankaty Advisors.

As of the close of business on December 31, 2006, SCO owned 54,539 shares of Common Stock of the Company. Sankaty Credit Investors is the general partner of SCO. Sankaty Credit Member is the managing member of Sankaty Credit Investors. Sankaty Advisors is the investment adviser to SCO but it does not have voting power or investment power with respect to the Common Stock of the Company owned by SCO. Mr. Jonathan S. Lavine is the managing member of Sankaty Credit Member and the manager of Sankaty Advisors.

As of the close of business on December 31, 2006, BP owned 2,129 shares of Common Stock of the Company. Sankaty Advisors is the investment adviser to BP and it has investment power with respect to the Common Stock of the Company owned by BP. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors.

As of the close of business on December 31, 2006, BP II owned zero shares of Common Stock of the Company. Sankaty Advisors is the investment adviser to BP and it has investment power with respect to the Common Stock of the Company owned by BP II. Mr. Jonathan S. Lavine is the manager of Sankaty Advisors.

As of the close of business on December 31, 2006, PH owned 14,116 shares of Common Stock of the Company. PHI is the general partner of PH. Sankaty Credit Member is the managing member of PHI. Sankaty Advisors is the investment adviser to PH but it does not have voting power or investment power with respect to the Common Stock of the Company owned by PH. Mr. Jonathan S. Lavine is the managing member of Sankaty Credit Member and the manager of Sankaty Advisors.

No person other than the respective owner referred to herein of the shares of Common Stock of the Company is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

Item 4	(b).	Percent of Class

Together, as of the close of business on December 31, 2006, Sankaty I, Sankaty II, Sankaty III, SCO, BP, BP II and PH owned 1.2% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned by Sankaty I, Sankaty II, Sankaty III, SCO, BP, BP II and PH is based upon 10,165,407 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2006, based on representations made in the Company’s Form 10-Q for the quarter ending September 30, 2006, filed with the Securities and Exchange Commission on November 13, 2006.

Item 4	(c).	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

Sankaty I	10,189
Sankaty II	22,337
Sankaty III	27,822
SCO	54,539
BP	2,129

Page 11 of 16 Pages

BP II	zero
PH	14,116

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

Sankaty I	10,189
Sankaty II	22,337
Sankaty III	27,822
SCO	54,539
BP	2,129
BP II	zero
PH	14,116

(iv) shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Page 12 of 16 Pages

Item 10.	Certification

Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 14, 2007

SANKATY ADVISORS, LLC

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Manager

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC, its general partner
By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	Sankaty High Yield Asset Investors II, LLC, its general partner
By:	Sankaty Investors II, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	Sankaty High Yield Asset Investors III, LLC, its general partner
By:	Sankaty Investors III, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 13 of 16 Pages

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By:	Prospect Harbor Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

Page 14 of 16 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G/A

The undersigned hereby agree as follows:

(1)	Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(2)	Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of such information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making this filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2006

SANKATY ADVISORS, LLC

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Manager

SANKATY HIGH YIELD ASSET PARTNERS, L.P.

By:	Sankaty High Yield Asset Investors, LLC, its general partner
By:	Sankaty Investors, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS II, L.P.

By:	Sankaty High Yield Asset Investors II, LLC, its general partner
By:	Sankaty Investors II, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

SANKATY HIGH YIELD PARTNERS III, L.P.

By:	Sankaty High Yield Asset Investors III, LLC, its general partner
By:	Sankaty Investors III, LLC, its managing member

By:	/s/ Jonathan S. Lavine
Name:	Jonathan S. Lavine
Title:	Managing Member

Page 15 of 16 Pages

SANKATY CREDIT OPPORTUNITIES, L.P.

By:	Sankaty Credit Opportunities Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By:	Prospect Harbor Investors, LLC, its general partner
By:	Sankaty Credit Member, LLC, its managing member

By:	By:	/s/ Jonathan S. Lavine
	Name:	Jonathan S. Lavine
	Title:	Managing Member

Page 16 of 16 Pages